UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 34)*

AutoZone, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

053332102

(CUSIP Number)

David A. Katz

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 21, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 17 Pages

CUSIP No. 053332102	page 2 of 17

1		NAME OF REPORTING PERSON ESL Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 7,110,736
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 7,110,736
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,807,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 053332102	page 3 of 17
1		NAME OF REPORTING PERSON ESL Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 1,535
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 1,535
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,807,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 053332102	page 4 of 17
1	NAME OF REPORTING PERSON ESL Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 2,122,215
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 2,122,215
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,807,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 053332102	page 5 of 17
1		NAME OF REPORTING PERSON Acres Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 2,000,000
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 2,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,807,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 053332102	page 6 of 17
1		NAME OF REPORTING PERSON RBS Investment Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 1,535
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 1,535
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,807,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 053332102	page 7 of 17
1		NAME OF REPORTING PERSON Tynan, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 23,021
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 8,564
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,807,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 053332102	page 8 of 17
1		NAME OF REPORTING PERSON RBS Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 9,232,951
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 9,232,951
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,807,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 053332102

CUSIP No. 053332102	page 9 of 17
1		NAME OF REPORTING PERSON ESL Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 11,234,486
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 11,234,486
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,807,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 053332102	page 10 of 17
1		NAME OF REPORTING PERSON Edward S. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 14,771,822
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 12,316,362
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,807,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 053332102	page 11 of 17
1		NAME OF REPORTING PERSON William C. Crowley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 35,318
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 20,861
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,807,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%
14	TYPE OF REPORTING PERSON IN

               This Amendment No. 34 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the "Shares"), of AutoZone, Inc., a Delaware corporation (the "Issuer").  This Amendment No. 34 amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), Acres Partners, L.P., a Delaware limited partnership (“Acres”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), Tynan, LLC, a Delaware limited liability company (“Tynan”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“Investments”), Edward S. Lampert and William C. Crowley, both United States citizens, by furnishing the information set forth below.  Partners, Institutional, Investors, Acres, RBSIM, Tynan, RBS, Investments, Mr. Lampert and Mr. Crowley are collectively defined as the “Filing Persons.”  Except as otherwise specified in this Amendment, all previous Items are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

               The Filing Persons are filing this Amendment No. 34 to report recent open-market sales of Shares that have decreased the amount of Shares that that the Filing Persons may be deemed to beneficially own by an amount greater than one percent of the outstanding Shares of the Issuer.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) As of December 23, 2010, the Filing Persons may be deemed to beneficially own an aggregate of 14,807,140 Shares (which represents approximately 33.8% of the 43,792,440 Shares outstanding as of December 13, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 16, 2010).

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	Percentage of Outstanding Shares	SOLE VOTING POWER	SHARED VOTING POWER	SOLE DISPOSITIVE POWER	SHARED DISPOSITIVE POWER
ESL Partners, L.P.	14,807,140 (1)	33.8%	7,110,736	0	7,110,736	0
ESL Institutional Partners, L.P.	14,807,140 (1)	33.8%	1,535	0	1,535	0
ESL Investors, L.L.C.	14,807,140 (1)	33.8%	2,122,215	0	2,122,215	0
Acres Partners, L.P.	14,807,140 (1)	33.8%	2,000,000	0	2,000,000	0
RBS Investment Management, L.L.C.	14,807,140 (1)	33.8%	1,535 (2)	0	1,535 (2)	0
Tynan, LLC	14,807,140 (1)	33.8%	23,021	0	8,564 (3)	0
RBS Partners, L.P.	14,807,140 (1)	33.8%	9,232,951 (4)	0	9,232,951 (4)	0
ESL Investments, Inc.	14,807,140 (1)	33.8%	11,234,486 (5)	0	11,234,486 (5)	0
Edward S. Lampert	14,807,140 (1)	33.8%	14,771,822 (6)	0	12,316,362 (3)	0
William C. Crowley	14,807,140 (1)	33.8%	35,318 (7)	0	20,861 (3)	0

(1)        This number consists of 7,110,736 Shares held by Partners, 1,535 Shares held by Institutional,  2,122,215 Shares held in an account established by the investment member of Investors, 2,000,000 Shares held by Acres, 23,021 Shares held by Tynan, 12,297 Shares held by Mr. Crowley, 3,502,814 Shares held by Mr. Lampert and  34,522 Shares held by The Lampert Foundation (formerly known as “The Edward and Kinga Lampert Foundation”), of which Mr. Lampert is a trustee.

(2)        This number consists of 1,535 Shares held by Institutional.

(3)        This number excludes Shares subject to the Lock-Up Agreement described herein.

(4)        This number consists of 7,110,736 Shares held by Partners and 2,122,215 Shares held in an account established by the investment member of Investors.

(5)        This number consists of 7,110,736 Shares held by Partners, 1,535 Shares held by Institutional, 2,122,215 Shares held in an account established by the investment member of Investors and 2,000,000 Shares held by Acres.

(6)        This number consists of 7,110,736 Shares held by Partners, 1,535 Shares held by Institutional, 2,122,215 Shares held in an account established by the investment member of Investors, 2,000,000 Shares held by Acres, 3,502,814 Shares held by Mr. Lampert and 34,522 Shares held by The Lampert Foundation (formerly known as “The Edward and Kinga Lampert Foundation”), of which Mr. Lampert is a trustee.

(7)        This number consists of 23,021 Shares held by Tynan and 12,297 Shares held by Mr. Crowley.

In addition, Mr. Crowley directly owns options, which are not exercisable in the next 60 days, to purchase 9,526 Shares.

            (c)        Other than as set forth in Annex A hereto, there have been no transactions in Shares by any of the Filing Persons since November 1, 2010, the record date of the last Amendment on Schedule 13D by the Filing Persons.

(d)        Not applicable.

(e)        Not applicable.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 2010

ESL PARTNERS, L.P.

By:  RBS Partners, L.P., as its general partner

By:  ESL Investments, Inc., as its general partner

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title: Chief Financial Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By:  RBS Investment Management, L.L.C., as its general partner

By:  ESL Investments, Inc., as its manager

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INVESTORS, L.L.C.

By:  RBS Partners, L.P., as its managing member

By:  ESL Investments, Inc., as its general partner

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ACRES PARTNERS, L.P.

By:  ESL Investments, Inc., as its general partner

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:  ESL Investments, Inc., as its manager

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

TYNAN, LLC

By:       /s/ William C. Crowley
Name:  William C. Crowley
Title:  Manager

RBS PARTNERS, L.P.

By:  ESL Investments, Inc., as its general partner

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INVESTMENTS, INC.

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

EDWARD S. LAMPERT

/s/ Edward S. Lampert

WILLIAM C. CROWLEY

/s/ William C. Crowley

ANNEX A

Recent Transactions by the Filing Persons in the Securities of AutoZONE, Inc.

Entity	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Weighted Average Price per Share ($)
ESL Partners, L.P.	11/2/2010	Open Market Sales	9,039	238.54
ESL Partners, L.P.	11/3/2010	Open Market Sales	47,939	238.13
ESL Partners, L.P.	11/4/2010	Open Market Sales	111,049	238.81
ESL Partners, L.P.	11/5/2010	Open Market Sales	77,801	240.24
ESL Partners, L.P.	12/21/2010	Open Market Sales	23,799	272.99
ESL Partners, L.P.	12/22/2010	Open Market Sales	2,030	272.69
ESL Partners, L.P.	12/23/2010	Open Market Sales	3,455	272.25
Account established by the investment member of ESL Investors, L.L.C.	11/2/2010	Open Market Sales	2,698	238.54
Account established by the investment member of ESL Investors, L.L.C.	11/3/2010	Open Market Sales	14,308	238.13
Account established by the investment member of ESL Investors, L.L.C.	11/4/2010	Open Market Sales	33,143	238.81
Account established by the investment member of ESL Investors, L.L.C.	11/5/2010	Open Market Sales	23,220	240.24
Account established by the investment member of ESL Investors, L.L.C.	12/21/2010	Open Market Sales	7,103	272.99
Account established by the investment member of ESL Investors, L.L.C.	12/22/2010	Open Market Sales	606	272.69
Account established by the investment member of ESL Investors, L.L.C.	12/23/2010	Open Market Sales	1,031	272.25
ESL Institutional Partners, L.P.	11/2/2010	Open Market Sales	2	238.54
ESL Institutional Partners, L.P.	11/3/2010	Open Market Sales	10	238.13
ESL Institutional Partners, L.P.	11/4/2010	Open Market Sales	24	238.81
ESL Institutional Partners, L.P.	11/5/2010	Open Market Sales	17	240.24
ESL Institutional Partners, L.P.	12/21/2010	Open Market Sales	5	272.99
ESL Institutional Partners, L.P.	12/22/2010	Open Market Sales	1	272.69
ESL Institutional Partners, L.P.	12/23/2010	Open Market Sales	1	272.25
Edward S. Lampert	11/2/2010	Open Market Sales	4,452	238.54
Edward S. Lampert	11/3/2010	Open Market Sales	23,615	238.13
Edward S. Lampert	11/4/2010	Open Market Sales	54,705	238.81
Edward S. Lampert	11/5/2010	Open Market Sales	38,325	240.24

Edward S. Lampert	12/21/2010	Open Market Sales	11,725	272.99
Edward S. Lampert	12/22/2010	Open Market Sales	1,000	272.69
Edward S. Lampert	12/23/2010	Open Market Sales	1,702	272.25
The Lampert Foundation	11/2/2010	Open Market Sales	44	238.54
The Lampert Foundation	11/3/2010	Open Market Sales	233	238.13
The Lampert Foundation	11/4/2010	Open Market Sales	539	238.81
The Lampert Foundation	11/5/2010	Open Market Sales	378	240.24
The Lampert Foundation	12/21/2010	Open Market Sales	116	272.99
The Lampert Foundation	12/22/2010	Open Market Sales	10	272.69
The Lampert Foundation	12/23/2010	Open Market Sales	17	272.25
Tynan, LLC [1]	11/2/2010	Open Market Sales	44	238.54
Tynan, LLC[1]	11/3/2010	Open Market Sales	238	238.13
Tynan, LLC[1]	11/4/2010	Open Market Sales	552	238.81
Tynan, LLC[1]	11/5/2010	Open Market Sales	386	240.24
Tynan, LLC[1]	12/21/2010	Open Market Sales	118	272.99
Tynan, LLC[1]	12/22/2010	Open Market Sales	10	272.69
Tynan, LLC[1]	12/23/2010	Open Market Sales	17	272.25

[1] William C. Crowley is the sole manager of and a member of Tynan, LLC.